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                             July 24, 2020

       Marc Jonas
       Chief Executive Officer
       Broadstone Acquisition Corp.
       7 Portman Mews South
       Marylebone, London W1H 6AY
       United Kingdom

                                                        Re: Broadstone
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed June 29, 2020
                                                            File No. 377-03258

       Dear Mr. Jonas:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted June 29, 2020

       Summary
       Track Record of Value Creation, page 2

   1. You disclose a number of acquisitions led by your management team and suggest that they have worked
together for approximately twenty years. Please identify the management team members
involved in each of the principal acquisitions you cite, and reflect the nature of
their affiliation in the biographical descriptions on page 105. For example, it is unclear
whether their cooperative efforts began with their co-founding of
                                                        Sun Capital Partners.
If so, please provide additional disclosure regarding SCP, including the year it was
founded.
 Marc Jonas
Broadstone Acquisition Corp.
July 24, 2020
Page 2
Summary Financial Data, page 30

2. Please revise your disclosure to also give the effects of the sale of units in this offering and the sale of the private placement warrants in a separate
as-adjusted    column with
      notes explaining how you determine the numbers in the "as-adjusted" column.
Proposed Business -- Our Management Team -- Track Record of Value Creation, page 78

3. You state that the Founders "delivered an internal rate of return of 48% and a multiple on equity investment of 3.5x on exited investments" during a 23-year period ended 2016. In the interest of balance and to provide investors with a more complete understanding of their collective business results and experience during this time, please also disclose any material investments which had significantly less optimal results during the referenced period, if any. For example, rather than only selecting the most successful outcomes, if any investments resulted in substantial losses during this period, please discuss. With a view toward expanded disclosure, in your letter of response also discuss the corresponding rate of return on the Founders' investments in the subsequent period since 2016.
       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Steve Lo,
Staff Accountant, at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202)
551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                              Sincerely,
FirstName LastNameMarc Jonas
                                                              Division of
Corporation Finance
Comapany NameBroadstone Acquisition Corp.
                                                              Office of Energy
& Transportation
July 24, 2020 Page 2
cc:       David A. Sakowitz
FirstName LastName